UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
A Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001 -93
Company Registry (NIRE) 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON
SEPTEMBER 28 2009

I. Date, Time and Place: On September 28 2009 at 10:30 a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, Vila Olímpia, in the city and state of São Paulo.

II. Chair: Chairman, Mr. Ricardo Carvalho Giambroni, Vice Chairman of the Board of Directors pursuant to Article 12 of the Company’s Bylaws, and Secretary, Mrs. Gisélia Silva.

III. Attendance: Shareholders representing more than 2/3 (two-thirds) of the voting capital of the Company, as per signatures mentioned in the Shareholders’ Attendance Book. Also present were Mr. Wilson Ferreira Jr., Chief Executive Officer and Mr. José Antonio de Almeida Filippo, Chief Financial and Investor Relations Officer of the Company.

IV. Call Notice: Published in the Official Gazette of the state of São Paulo, editions of August 28 and 29 and September 1 2009 and in the newspaper Valor Econômico, editions of August 28 and 31 and September 1 2009.

V. Agenda: (i) to receive the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES from the post of effective member of the Board of Directors of the Company to which he was elected at the Ordinary General Shareholders Meeting held on April 23 2009, and (ii) to elect, pursuant to the provision in Article 17 of the Company’s Bylaws, Mr. PEDRO PULLEN PARENTE to replace Mr. LUIZ ANIBAL DE LIMA FERNANDES, for the remaining unified term of office of 1 (one) year for the members of the Board of Directors pursuant to Article 150, Paragraph 3 of Law 6,404/76.

VI. Reading of Documents, Voting and Drafting of the Minutes: (a) reading of the Agenda was exempted since shareholders were fully cognizant of the same; (b) the declarations of voting and abstentions submitted on this date shall be numbered, received and certified by the Chair and filed at the Company’s registered offices pursuant to Article 130, Paragraph 1 of Law 6.404/76; and (c) the drafting of these minutes in the summary format was authorized and their publication shall omit all shareholders’ signatures, pursuant to Article 130, paragraphs 1 and 2 of Law 6.404/76.

VII. Resolutions Taken: After examining and discussing the matters included in the Agenda, pursuant to Article 122 of Law 6.404/76, the shareholders resolved to:

vii.i. To receive the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES from the post of effective member of the Board of Directors of the Company to which he was elected at the Ordinary General Shareholders Meeting held on April 23 2009 for a one-year term of office until the Ordinary General Meeting to be held in April 2010, and to place on record the recognition of the Company and the shareholders for services rendered to the Company over the last three years, the period in which he held the position as Chairman of the Company’s Board of Directors; and

vii.ii. To elect, by a unanimous vote, to a seat on the Company’s Board of Directors, to complete the current term of office of the director who is resigning, pursuant to the provision in item “e”, of Article 10, and Articles 15 and 16 of the Company’s Bylaws, Mr. PEDRO PULLEN PARENTE, Brazilian, married, electronics engineer, identity card (CNH) 00255452498 and individual taxpayers’ ID (CPF/MF) 059.326.371 -53, resident and domiciled in the city and state of São Paulo with business address at Av. Brigadeiro Faria Lima, 1744, conj. 11, CEP: 01451-910.

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The composition of the Board of Directors with a one-year unified term of office until the Ordinary General Shareholders’ Meeting to be held in 2010 is hereby registered as: PEDRO PULLEN PARENTE, RICARDO CARVALHO GIAMBRONI, FRANCISCO CAPRINO NETO, JOSÉ AYRES DE CAMPOS, MILTON LUCIANO DOS SANTOS, SUSANA STEPHAN HANNA JABRA and ANA CARNEIRO MOURA DE NOVAES.

The shareholders declare that (i) they obtained information that the appointed candidate has no legal impediment preventing his election, pursuant to CVM Instruction 367/02, and (ii) the board member hereby elected shall be vested in the respective position by signing the instrument of investiture, drawn up in the minutes book of the Board of Directors, the instrument of agreement to which the New Market Listing Rules of the São Paulo Stock Exchange refers, and that he shall abide by the rules contained therein and the statement of adhesion to the provisions of the Shareholders’ Agreement filed at the Company’s registered offices.

VIII. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by the Chairman, Secretary and attending shareholders.

Ricardo Carvalho Giambroni
Chairman

Gisélia Silva
Secretary

     VBC Energia S.A.
by its attorney-in-fact, Dr. Bruno Machado Ferla

     521 Participações S.A.
by its legal representative, Mr. José Ricardo do Carmo

Bonaire Participações S.A.
by its attorney-in-fact, Dr. Thiago Pédico Saragiotto

     José Ayres de Campos

Sidney Mendes da Silva

Evandro Fernandes de Pontes

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Continuation of the signature page of the minutes of the Extraordinary General Shareholders’ Meeting held on September 28 2009

     The Bank of New York Mellon
represented by Banco Bradesco S.A.,
by its attorney-in-fact Mr. José Donizetti de Oliveira

Norges Bank; Vanguard Investment Series, PLC; Vanguard Total International Stock Index
Fund, A Series of Vanguard Star Fund; Southern Company System Master Retirement Trust,
Blackrock Korea Latin American Fund-Master, Employees Retirement System of Texas,
Mineworkers Pension Scheme
represented by HSBC Corretora de Títulos e Valores Mobiliários S.A., by its attorney-in-fact, Dr. Paulo Roberto Bellentani Brandão

Retirement Plans; State Street Emerging Markets; The California State Teachers Retirement System; The Future Fund Board of Guardians; The Master Trust Bank of Japan, LTD. RE: MTBC400035147; The Texas Education Agency; Van Kampen Global Equity Allocation Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard FTSE All-World Ex-US Index Fund, Vanguard Total World Stock Index Fund, Wells Fargo Master Trust Diversified Stock Portfolio; Emerging Markets Strategic Insights Non-Lendable Fund.; Emerging Markets Strategic Insights Non-Lendable Fund B; Imperial Emerging Economies Pool; Kodak Retirement Income Plan; UBS Abu Dhabi Retirement Pensions and Benefits Fund; Alaska Permanent Fund; Barclays Global Investors, N.A.; BGI Emerging Markets Strategic Insights Fund Ltd; The Brazil MSCI Emerging Markets Index Common Trust F; Caisse de Depot et Placement Du Quebec; College Retirement Equities Fund; County Employees Annuity and Benefit Fund of the Cook County; Eaton Vance Collective Investment TRT FR Emp Benefit PLS – EMG MKTS EQ FD; Emerging Markets Index Fund E; Emerging Markets Sudan Free Equity Index Fund; Geut Emerging Equity Passive 1; IBM Savings Plan; ING Russell Global Large Cap Index 85% Portfolio; Institutionnel 3D; Ishares MSCI Brazil (Free) Index Fund; John Deere Pension Trust; John Hancock Funds II: International Equity Index Fund; John Hancock Trust International Equity Index Trust A; John Hancock Trust International Equity Index Trust B; Mondrian All Countries World Ex-US Equity Fund, L.P.; Mondrian Emerging Markets Equity Fund, L.P.; Northern Trust Quantitative Fund PLC; Oklahoma Public Employees Retirement System; Public Employees Retirement Association of New Mexico; San Bernardino County Employees Retirement Association; Schwab Fundamental Emerging Markets Index Fund; State Street Bank and Trust Company Investment Funds for Tax Exempt Pace Int. Emerging Markets Equity Investments; State of California Public Employees Ret. Sys.; ING Wisdomtree Global High-Yielding Equity Index Portfolio; Delaware Pooled Trust – The Emer. Markets Portfolio; John Hancock Trust Disciplined Diversification Trust; Ecofin Water and Power Opportunities PLC; Global Investment Fund.; PSP Foreign Equity Fund.; Florida Retirement System Trust Fund.; Stichting Dow Pensionenfonds; Fortis L Fund Equity Brazil, represented by Citibank, N.A., by its attorney-in-fact, Dr. Paulo Roberto Bellentani Brandão

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.